Exhibit 99.1

Pan American Silver's 2012 annual revenue soars on record silver and gold production

The Company Generated Annual Adjusted Earnings of $1.26 per Share

(Unaudited Results - All amounts in US dollars unless otherwise stated and all production figures are approximate)

VANCOUVER, Feb. 20, 2013 /CNW/ - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (the "Company", or "Pan American"), posted a net loss of $29.4 million during the fourth quarter of 2012, including a non-cash after-tax $100 million impairment charge on the carrying value of the Navidad deposit. Excluding the impairment charge and a $14.2 million gain on derivatives, the Company generated adjusted earnings(1) for the quarter of $55.8 million, or $0.37 per share. For the full year 2012, adjusted earnings were $177.9 million or $1.26 per share.

Fourth Quarter 2012 Highlights (unaudited) (2)

•     Silver production of 6.9 million ounces, an increase of 29%.
•     Gold production of 32,400 ounces, an increase of 88%.
•     Consolidated cash costs(3) of $11.75 per ounce of silver, net of by-product credits.
•     Mine operating earnings(4) of $85 million.
•     Recorded a $100 million non-cash impairment charge on the carrying value of the Navidad project.
•     Net loss of ($29.4) million or ($0.19) per share.
•     Adjusted earnings(1) of $55.8 million or $0.37 per share.
•     Operating cash flows before changes in non-cash operating working capital(5) of $86.1 million or $0.57 per share.
• Revenue of $247.3 million.
2012 Year-End Highlights (unaudited) (2)

•     Record silver production of 25.1 million ounces.
•     Record gold production of 112,300 ounces.
•     Record revenue of $928.6 million.
•     Consolidated cash costs(3) of $12.03 per ounce of silver, net of by-product credits.
•     Mine operating earnings(4) of $311.4 million.
•     Net earnings of $87.5 million, or $0.62 per share.
•     Adjusted earnings(1) of $177.9 million, or $1.26 per share.
•     Operating cash flows before changes in non-cash operating working capital(5) of $215.5 million or $1.53 per share.
•     Cash and short term investments of $542.3 million at December 31, 2012.
•     Working capital of $779 million at December 31, 2012.
•     Invested $41.7 million to repurchase approximately 2.4 million shares of the Company under the Company's normal course issuer bid.
•     Paid total cash dividends of $24.9 million, or $0.20 per common share.
•     Completed the acquisition of Minefinders Corporation Ltd. ("Minefinders") and integrated the Dolores mine into our portfolio of assets.
•     Divested the high-cost Quiruvilca mine in Peru.
• Produced the best safety record in the Company's history.
2013 Forecast and Plans

•     Produce 25.0 to 26.0 million ounces of silver at cash costs of $11.80 to $12.80 per ounce, net of by-product credits.
•     Complete a mill development study for the Dolores mine.
•     Complete a Preliminary Economic Assessment for an expansion of the La Colorada mine.
• Complete confirmation drilling campaign and publish a new Mineral Resource estimate for the Waterloo deposit.

(1) Adjusted earnings  is a non-GAAP measure calculated as net earnings for the period adjusting for the gain or loss recorded on fair market value adjustments on the Company's outstanding warrants. The Company considers this measure to better reflect normalized earnings as it does not include unrealized gains or losses from outstanding warrants, which may be volatile from period to period.
(2) Financial information in this news release is based on International Financial Reporting Standards ("IFRS"); results are unaudited; percentages compare period-on-period.
(3) Cash costs per payable ounce of silver is a non-GAAP measure. The Company believes that in addition to production costs, depreciation and amortization, and royalties, cash costs per ounce is a useful and complementary benchmark that investors use to evaluate the Company's performance and ability to generate cash flow and is well understood and widely reported in the silver mining industry.  However, cash costs per ounce does not have a standardized meaning prescribed by IFRS as an indicator of performance.  Investors are cautioned that cash costs per ounce should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance. The Company's method of calculating cash costs per ounce may differ from the methods used by other entities and, accordingly, the Company's cash costs per ounce may not be comparable to similarly titled measures used by other entities.  See "Financial and Operating Highlights" below for a reconciliation of this measure to the Company's production costs, depreciation and amortization, and royalties.
(4) Mine operating earnings is a non-GAAP measure used by the Company to assess the performance of its silver mining operations.  Mine operating earnings is calculated as revenue less production costs, depreciation and amortization and royalties.  The Company and certain investors use this information to evaluate the Company's performance.
(5) Operating cash flows before changes in non-cash operating working capital is a non-GAAP measure. This non-GAAP measure is used by the Company to manage and evaluate operating performance and the Company considers this measure to better reflect normalized cash flow generated by operations. Cash flow from operations per share is a non-GAAP measure. Cash flow from operations before changes in working capital per share is used as a measure of return on capital and is calculated using cash flow from operations, before working capital changes, divided by basic weighted average shares outstanding.

Geoff Burns, President & CEO commented on the fourth quarter and fiscal 2012 results; "As I said when we released our production results several weeks ago, 2012 was an excellent production year.  We met our targets for silver production and cash costs during the fourth quarter for the full year, and in the process we set new quarterly and annual production records for silver and gold.  It is rewarding to deliver financial results that echo our production performance.  Adjusted earnings for the year were a very healthy $1.26 per share and operating cash flow was also robust at $1.53 per share.  As a consequence of our expected continued excellent financial performance, the Board has agreed to decisively increase our quarterly dividend from $0.05 to $0.125 per share, a clear testament to the strength and profitability of Pan American.  We are expecting 2013 to be even better, as we are forecasting increases in both our silver and gold production, while our cash costs per ounce should remain basically unchanged".

Financial Results

Pan American generated revenue of $247.3 million during the fourth quarter of 2012, which was 16% higher year-on-year.  The increase resulted primarily from higher quantities of silver and gold sold, combined with modest price increases for all the metals produced by the Company.  Annual revenue for 2012 rose 9% from the previous year to a record $928.6 million, driven by significantly higher quantities of precious metals sold, partially offset by lower realized prices for all metals produced by the Company, with the exception of gold.

In 2012, Pan American realized average prices for silver and gold of $31.26 per ounce and $1,672.30 per ounce, respectively.  Average realized prices for zinc, lead and copper were $1,971 per tonne, $2,071 per tonne and $7,879 per tonne, respectively.  On an annualized basis, silver accounted for 71% and gold accounted for 18% of the Company's revenue, while zinc, lead and copper contributed 6%, 2% and 3% of total revenue, respectively.

During the fourth quarter of 2012, Pan American recorded a net loss of ($29.4) million or ($0.19) per share, primarily due to the Company's decision to incur a $100 million non-cash impairment charge on the Navidad deposit, thereby decreasing the carrying value from $570 million to $470 million.  The impairment charge was taken in recognition of the deterioration of business conditions in Argentina and the uncertainty the current environment has created. The Company remains committed to the development of Navidad; however, as previously disclosed, the project will remain on care and maintenance until conditions improve.

Adjusted earnings for the fourth quarter of 2012 were $55.8 million or $0.37 per share, after adjusting for the $100 million impairment charge, a $14.2 million non-cash gain on the valuation of the Company's derivatives, and a $0.6 million unrealized gain on foreign exchange.  Quarterly adjusted earnings further benefited from a $2.5 million gain on the sale of investment shares in Orko Silver, $2.5 million realized from option payments on the company's Peruvian exploration properties, and $0.8 million in silver option payments from the Quiruvilca property.  For the full year 2012, Pan American generated consolidated net earnings of $87.5 million or $0.62 per share, and adjusted earnings of $177.9 million or $1.26 per share.

Mine operating earnings generated during the last quarter of 2012 were $85 million, 4% lower year-on-year.  The decline was mainly the result of higher operating costs resulting from higher labour, consumables and energy expenses at the Peruvian, Argentinean and Bolivian operations.  Mine operating earnings for the year 2012 were $311.4 million, a decline of 24% as compared to 2011, predominantly due to lower realized metal prices in 2012.

Operating cash flows before changes in non-cash operating working capital during the fourth quarter of 2012 was $86.1 million, or $0.57 per share, 11% less than in the same period of 2011.  Operating cash flows before changes in non-cash operating working capital for the year 2012 was $215.5 million, or $1.53 per share, a decline of 46% from the previous year.

Cash and short term investments at December 31, 2012 rose to $542.3 million from $491.2 million at year-end 2011.  The Company's working capital rose to $779 million, 37% more than at year-end 2011.  The Company maintains one of the cleanest balance sheets in the industry, with minimal debt consisting of $36.9 million in capital lease obligations and $41.1 million in convertible notes acquired in connection with the Minefinders' transaction.

During the last quarter of 2012 the Company repurchased approximately 598,000 shares under the current normal course issuer bid for total consideration of approximately $10.7 million.  In 2012, the Company spent $41.7 million to purchase approximately 2.4 million shares.  At December 31, 2012, Pan American had 151,820,635 issued and outstanding common shares.  In addition, Pan American distributed a total of $7.6 million and $24.9 million in cash dividends to shareholders during the fourth quarter of and full year 2012, respectively.

The Company's effective tax rates for the fourth quarter and full year 2012 were 25% and 34%, respectively using adjusted earnings.  Effective rates vary considerably between periods and from the amounts that would result from applying the Canadian statutory income tax rates to earnings before income taxes.   The main factors that have affected the effective tax rate for 2012 and the comparable period were the non-taxable portion of unrealized gains and losses on the Company's derivatives, foreign income tax rate differentials, foreign exchange and non-recognition of certain deferred tax assets.  In addition, the Company took a non-cash impairment charge on its Navidad asset. The Company expects that these and other factors will continue to cause volatility in effective tax rates in the future and that the effective tax rate for 2013 would be 30% to 35%.

Production and Operations

During the last quarter of 2012, the Company produced a record 6.9 million ounces of silver and 32,400 ounces of gold, an increase of 29% and 88%, respectively year-on-year.  The production increase resulted from the addition of silver and gold production from Dolores, and higher silver production at Alamo Dorado, Manantial Espejo, Morococha and San Vicente due to higher throughput and grades.  Annual consolidated silver production in 2012 was also a record at 25.1 million ounces, as expected.

Over half of the Company's silver is now being produced at its three Mexican operations.  During the fourth quarter of 2012, La Colorada produced 1.1 million ounces, 3% higher year-on-year primarily due to higher grades.  Alamo Dorado produced 1.6 million ounces of silver, which was 26% higher than in the fourth quarter of 2011 due to higher grades and recoveries.  In addition, Dolores produced 0.9 million ounces of silver, a 16% improvement from the previous quarter.  During the full year 2012, La Colorada produced a total of 4.4 million ounces of silver and Alamo Dorado produced 5.4 million ounces of silver, while Dolores contributed 2.7 million ounces of silver from April 1 until December 31, 2012.

Pan American's Peruvian operations had a good fourth quarter of 2012 with Huaron and Morococha producing 0.8 million ounces and 0.6 million ounces of silver, respectively. Huaron's production was slightly lower year-on-year on lower grades; whereas Morococha's silver production rose 38% year-on-year on higher throughput and grades.  For the full year 2012, the Company's Peruvian operations produced a combined total of 5.3 million ounces of silver: 2.9 million at Huaron, 2.1 million at Morococha, and 0.3 million at Quiruvilca before the Company divested the mine effective June 1, 2012.

In Bolivia, higher throughput and grades at San Vicente boosted production to 1 million ounces of silver during the last quarter of 2012, 15% higher year-on-year and to 3.7 million ounces during the full year 2012, or 19% greater than the previous year.

In Argentina, better throughput, grades and recoveries at Manantial Espejo drove a 25% increase in quarterly silver production compared to the last quarter of 2011 to 1 million ounces.  Silver production for the year was 3.6 million ounces, slightly lower than the 3.8 million ounces produced in 2011.

Pan American's consolidated 2012 gold production was a record 112,300 ounces, a 43% increase from 2011 due to the addition of production from Dolores, which contributed 43,500 ounces and more gold ounces produced at Alamo Dorado and Morococha, partially offset by less ounces produced at Manantial Espejo and La Colorada and the divestiture of Quiruvilca.

At 36,900 tonnes of zinc, 12,300 tonnes of lead and 4,200 tonnes of copper, the Company's annual consolidated base metals production exceeded our expectations.

Pan American posted consolidated cash costs of $11.75 per ounce of silver, net of by-product credits, during the last quarter of 2012, a 5% increase year-on-year.  2012 annual consolidated cash costs of $12.03 per ounce of silver, net of by-product credits were well within Company guidance and represent an increase of 28% compared to 2011.  The cash costs escalation was driven mainly by industry-wide escalation for the cost of supplies and consumables like cyanide, labour cost increases in all jurisdictions where Pan American operates, higher underground mine development rates at the Company's Peruvian operations, the strengthening of the Peruvian Sol against the US Dollar, higher smelting and refining costs and the increase in royalties paid to COMIBOL, Pan American's joint venture partner at the San Vicente mine in Bolivia.

In 2012, Pan American spent $129 million in sustaining capital at its seven operations primarily for exploration activities, particularly at La Colorada; open pit mine pre-stripping at Dolores, Manantial Espejo and Alamo Dorado; underground mine development at Morococha and Huaron; mobile mine equipment repair and replacements across all mines; significant tailings dam expansions at Huaron and La Colorada; and ancillary facility and infrastructure upgrades across all mines.

In 2012, Pan American spent $50 million on major projects, $21 million were spent for advancing the Navidad project engineering and design, including preparation of an Environmental Impact Assessment; $5.6 million to complete the Morococha ancillary facility relocation project; and $23.5 million at the Dolores mine to conduct preliminary studies to assess the potential to enhance long-term value with the addition of a milling circuit and/or underground mine and to advance leach pad stabilization and construction efforts to insure sustainability of heap leach production.  In addition, Pan American spent a total of $25 million in its exploration programs, including $16.3 million in mine-site exploration at its seven operations and $8.7 million in greenfield exploration activities at selected properties.

2013 Outlook

As indicated in the news release dated January 22, 2013, the Company plans to make $157 million in capital investments this year. Of this, approximately $127 million will be invested in sustaining capital for the seven operating mines, primarily for near-mine exploration activities; open pit mine pre-stripping at Dolores, Manantial Espejo and Alamo Dorado; underground mine development at Morococha and Huaron; and mobile mine equipment repair and replacements across all mines.

In addition, the Company plans to invest $30 million at the Dolores mine on leach pad stabilization, expansion and construction, to complete a mill scoping analysis and to initiate a power line project to connect the mine to the national power grid.  Pan American is examining the potential economic benefits of increasing Dolores' production with the installation of a grinding circuit to treat part of the higher grade ore currently being mined and treated.  The Company has launched preliminary engineering, as well as capital and operating cost studies required to construct and operate a high grade ore grinding and treatment circuit, which will culminate in a scoping study to be completed during the third quarter of 2013.

At La Colorada, given the mine's enormous exploration discovery success over the last few years and the favorable geometry of the mineral distribution of those discoveries, the Company has initiated engineering studies to determine the viability of expanding the mine's production and expects to complete a Preliminary Economic Assessment by year-end 2013 to define the magnitude, the capital investment and the economic benefit of a potential expansion.

The Company also plans to spend $3.6 million to complete a confirmation drilling campaign at the Waterloo deposit in San Bernardino County, California, and to conduct additional metallurgical evaluations, project scoping and a Mineral Resource estimate.

A further $14.7 million is expected to be spent in selected greenfield exploration activities and another $6.5 million in holding costs for other exploration properties.

Commenting on the Company's operating results, Steve Busby, Chief Operating Officer, said; "Without a doubt, our greatest accomplishment during 2012 for Pan American was our excellent safety performance, the prevention of lost time accidents and a reduction in accident severity among all of our employees and contractors.  In addition, in 2012, we completed the Minefinder's acquisition providing a significant boost of low-cost silver and gold production from the Dolores mine in Mexico.  We look forward to having an excellent year in 2013 and are excited to advance the evaluation of the milling circuit at Dolores and the potential expansion of our La Colorada mine in Mexico with the goal of increasing the Company's consolidated silver production.  I'd like to extend my personal thanks to all of our dedicated and hardworking employees and contractors throughout the Company who have again proven their superior ability to successfully overcome the challenges we face in running our business and achieving consolidated operating performance firmly within our production and cost guidance for 2012.  Thanks to these efforts, our business is exceptionally strong and sustainable and I see 2013 shaping-up to be another good year."

***

About Pan American

Pan American's mission is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia, including the recently acquired Dolores gold/silver mine in Chihuahua, Mexico.  Pan American also owns the La Virginia development project in Sonora, Mexico,  the Waterloo silver project in California, USA as well as both the Navidad silver project and Calcatreu gold project in Argentina.

Technical information contained in this news release with respect to Pan American has been reviewed by Michael Steinmann, P.Geo., Executive VP Corporate Development & Geology, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company's Qualified Persons for the purposes of NI 43-101.

Pan American will host a conference call to discuss the results on Thursday, February 21, 2013 at 11:00 am ET (08:00 am PT). To access the conference, North American participants dial toll free 1-888-390-0546. International participants dial 1-416-764-8688, or 778-383-7413. A live audio webcast can be accessed at http://www.newswire.ca/en/webcast/detail/1098699/1197127 Listeners may also gain access by logging on at http://www.panamericansilver.com/category/events/. The call will be available for replay for one week after the call by dialing 1-416-764-8677, or 1-888-390-0541 and entering PIN # 638671.

CAUTIONARY NOTE REGARDING NON-IFRS MEASURE - CASH COSTS PER OUNCE
THIS NEWS RELEASE PRESENTS INFORMATION ABOUT OUR CASH COSTS OF PRODUCTION OF AN OUNCE OF SILVER FOR OUR OPERATING MINES.  CASH COSTS PER OUNCE PRODUCED IS CALCULATED AS FOLLOWS:

•	EXCEPT AS OTHERWISE NOTED, CASH COSTS PER OUNCE PRODUCED IS CALCULATED BY DIVIDING TOTAL CASH COSTS BY TOTAL SILVER OUNCES PRODUCED AT THE RELEVANT MINE OR MINES
•	TOTAL CASH COSTS INCLUDE MINE OPERATING COSTS SUCH AS MINING, PROCESSING, ADMINISTRATION, ROYALTIES AND OPERATING TAXES, BUT EXCLUDE AMORTIZATION, RECLAMATION COSTS, FINANCING COSTS AND CAPITAL DEVELOPMENT AND EXPLORATION. CERTAIN AMOUNTS OF STOCK-BASED COMPENSATION ARE EXCLUDED AS WELL

CASH COST PER OUNCE OF SILVER PRODUCED IS INCLUDED IN THIS NEWS RELEASE BECAUSE CERTAIN INVESTORS USE THIS INFORMATION TO ASSESS OUR PERFORMANCE AND ALSO TO DETERMINE OUR ABILITY TO GENERATE CASH FLOW FOR USE IN INVESTING AND OTHER ACTIVITIES.  THE INCLUSION OF CASH COSTS PER OUNCE PRODUCED MAY ENABLE INVESTORS TO BETTER UNDERSTAND YEAR-OVER-YEAR CHANGES IN OUR PRODUCTION COSTS, WHICH IN TURN AFFECT PROFITABILITY AND CASH FLOW.

CASH COSTS PER OUNCE PRODUCED DOES NOT HAVE A STANDARDIZED MEANING OR A CONSISTENT BASIS OF CALCULATION PRESCRIBED BY CANADIAN ACCOUNTING STANDARDS.  INVESTORS ARE CAUTIONED THAT CASH COSTS PER OUNCE PRODUCED SHOULD NOT BE CONSIDERED IN ISOLATION OR CONSTRUED AS A SUBSTITUTE TO COSTS DETERMINED IN ACCORDANCE WITH CANADIAN ACCOUNTING STANDARDS AS PRESCRIBED UNDER IFRS AS AN INDICATOR OF PERFORMANCE.  OUR METHOD OF CALCULATING CASH COSTS PER OUNCE PRODUCED MAY DIFFER FROM THE METHODS USED BY OTHER ENTITIES AND, ACCORDINGLY, OUR CASH COSTS PER OUNCE PRODUCED MAY NOT BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER ENTITIES.  SEE OUR MD&A FOR THE YEAR ENDED DECEMBER 31, 2011 FILED ON SEDAR AT WWW.SEDAR.COM FOR A RECONCILIATION OF CASH COSTS PER OUNCE PRODUCED TO THE MOST DIRECTLY COMPARABLE ACCOUNTING MEASURE UNDER IFRS.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND "FORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS.  ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS NEWS RELEASE THE WORDS, "BELIEVES", "EXPECTS", "INTENDS", "PLANS", "FORECAST", "OBJECTIVE", "OUTLOOK", "POSITIONING", "POTENTIAL", "ANTICIPATED", "BUDGET", AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS AND THE TIMING OF SUCH PRODUCTION; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN'S OPERATIONS OR POTENTIAL FUTURE OPERATIONS INCLUDING, BUT NOT LIMITED TO, THE LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING, AND RECENT AMENDMENTS TO THE LABOUR LAWS IN MEXICO; THE CONTINUING NATURE OF HIGH INFLATION, RISING CAPITAL AND OPERATING COSTS, CAPITAL RESTRICTIONS AND RISKS OF EXPROPRIATION IN ARGENTINA AND, IN PARTICULAR, IN THE PROVINCE OF CHUBUT AND THEIR EFFECTS ON THE COMPANY AND ITS ASSETS; THE DEVELOPMENT OF THE NAVIDAD PROJECT AND OTHER  DEVELOPMENT PROJECTS OF THE COMPANY; THE TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY'S PROPERTIES; THE SUFFICIENCY OF THE COMPANY'S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; TIMING OF RELEASE OF TECHNICAL OR OTHER REPORTS, INCLUDING ENVIRONMENTAL IMPACT ASSESSMENTS; THE ABILITY OF THE COMPANY TO ACHIEVE  ANY PLANNED EXPANSIONS AND DEVELOPMENT, INCLUDING BUT NOT LIMITED TO, POTENTIAL OPPORTUNITIES AND ADVANCEMENTS AT THE DOLORES MINE, AND THE TIMING FOR THE SAME; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY'S MINING PROJECTS; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY'S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR, PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY'S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS INCLUDING AMONG OTHERS, CHANGES TO IMPORT AND EXPORT REGULATIONS AND LAWS RELATING TO THE REPATRIATION OF CAPITAL AND FOREIGN CURRENCY CONTROLS; POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS AND THE EFFECTS OF LABOUR LAWS IN THOSE COUNTRIES IN WHICH THE COMPANY OPERATES; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY'S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY'S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION "RISKS RELATED TO PAN AMERICAN'S BUSINESS" IN THE COMPANY'S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

Pan American Silver Corp.
Financial & Operating Highlights
	Three months ended		Twelve months ended
	December 31,		December 31,
	2012	2011	2012	2011
Consolidated Financial Highlights
(Unaudited in thousands of U.S. Dollars)

Net (loss) earnings for the period	$(29,411)	$95,467	$87,513	$354,146
(Loss) earnings per share attributable to common shareholders (basic)	$(0.19)	$0.89	$0.62	$3.31
Adjusted earnings for the period(1)	$55,777	$55,775	$177,859	$251,247
Adjusted earnings per share attributable to common shareholders (basic)	$0.37	$0.52	$1.26	$2.36
Mine operating earnings	$85,011	$88,270	$311,363	$409,125
Net cash generated from operating activities	$81,603	$104,967	$193,305	$359,455
Operating cash flows before changes in non-cash operating working capital(2)	$86,076	$96,485	$215,529	$398,890
Capital spending	$(65,269)	$(38,788)	$(159,915)	$(118,933)
Dividends Paid	$7,618	$2,639	$24,919	$10,732
Shares repurchased	$10,719	$66,093	$41,749	$94,034
Cash and short-term investments	$542,324	$491,222	$542,324	$491,222
Working capital(3)	$778,669	$566,430	$778,669	$566,430

Consolidated Metals Recovered (4)

Silver metal - ounces	6,894,166	5,334,537	25,075,298	21,853,582
Gold metal - ounces	32,381	17,239	112,283	78,426
Zinc metal - tonnes	8,886	10,730	36,848	37,234
Lead metal - tonnes	2,805	3,400	12,266	12,701
Copper metal - tonnes	1,137	1,173	4,162	4,544

Average Price Realized

Silver metal ($/oz)	$33.41	$32.49	$31.26	$35.03
Gold metal ($/oz)	$1,728	$1,683	$1,672	$1,567
Consolidated Cost per Ounce of Silver (net of by-product credits) (4),(5)

Total cash cost per ounce	$11.75	$11.18	$12.03	$9.44
Total production cost per ounce	$16.12	$16.74	$16.88	$13.51

Payable ounces of silver (used in cost per ounce calculations)	6,558,268	5,020,804	23,746,108	20,753,040

(1)	Adjusted earnings and adjusted earnings per share attributable to common shareholders are non-GAAP measures. Adjusted earnings is calculated as net earnings for the period adjusting for the gains or losses recorded on fair market value adjustments on the Company's outstanding derivative instruments, unrealized foreign exchange gains or losses, unrealized gain or loss on commodity contracts, the transaction costs arising from the Minefinders transaction, write-down of mining assets, and gains on the disposition of mineral interests.  The Company considers this measure to better reflect normalized earnings as it does not include items which may
	be volatile from period to period.

		Three months ended		Twelve months ended
		December 31,		December 31,
	Adjusted Earnings Reconciliation	2012	2011	2012	2011
	Net (loss) earnings for the period	$(29,411)	$95,467	$87,513	$354,146
	Adjust derivative (gains) losses	(14,203)	(30,994)	(24,159)	(101,828)
	Adjust unrealized foreign exchange (gains) losses	(584)	(9,627)	6,124	(1,071)
	Adjust unrealized (gains) losses of commodity contracts	(34)	929	(25)	-
	Adjust acquisition costs	-	-	16,162	-
	Adjust gain on sale of mineral property	-	-	(7,765)	-
	Adjust write-down of mining assets	100,009	-	100,009	-
	Adjusted earnings for the period	$55,777	$55,775	$177,859	$251,247

(2)	Operating cash flows before changes in non-cash operating working capital is a non-GAAP measure used by the Company to manage and evaluate operating
	performance. The Company considers this measure to better reflect normalized cash flow generated by operations.
(3)	Working capital is a non-GAAP measure calculated as current assets less current liabilities. The Company and certain investors use this information to evaluate
	whether the Company is able to meet its current obligations using its current assets.
(4)	Includes Quiruvilca mine operating results through May 2012.
(5)	Consolidated cost per ounce of silver is a non-GAAP measure. The Company believes that in addition to production costs, depreciation and amortization, and royalties, cash cost per ounce is a useful and complementary benchmark that investors use to evaluate the Company's performance and ability to generate cash flows and is well understood and widely reported in the silver mining industry.  However, cash cost per ounce does not have a standardized meaning prescribed by IFRS as an indicator of performance.  Investors are cautioned that cash costs per ounce should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.  The Company's method of calculating cash costs per ounce may differ from the methods used by other entities.  See "Cash Costs and Total Operating Costs per Ounce of Payable Silver" below for a
	reconciliation of this measure to the Company's production costs, depreciation and amortization and royalties.

Mine Operations Highlights
	Three months ended		Twelve months ended
	December 31,		December 31,
	2012	2011	2012	2011

La Colorada Mine

Tonnes milled	106,396	105,500	419,591	404,533
Average silver grade - grams per tonne	377	352	374	369
Average silver recovery - percent	90.0%	89.6%	89.6%	89.5%
Silver - ounces	1,096,603	1,068,800	4,431,111	4,295,783
Gold - ounces	737	1,043	3,578	4,104
Zinc - tonnes	1,511	1,129	5,599	4,466
Lead - tonnes	726	610	2,766	2,388

Total cash cost per ounce (1)	$8.50	$9.26	$8.64	$7.74
Total production cost per ounce (1)	$9.94	$11.45	$9.96	$8.99

Payable ounces of silver	1,043,125	1,018,608	4,215,075	4,093,851

	Three months ended		Twelve months ended
	December 31,		December 31,
	2012	2011	2012	2011

Alamo Dorado Mine

Tonnes milled	429,544	436,251	1,697,941	1,848,230
Average silver grade - grams per tonne	128	102	116	105
Average gold grade - grams per tonne	0.35	0.34	0.38	0.33
Average silver recovery - percent	87.2%	83.8%	85.6%	83.6%
Silver - ounces	1,556,689	1,233,181	5,364,011	5,299,841
Gold - ounces	4,564	3,966	17,966	16,607
Copper - tonnes	49	8	117	66

Total cash cost per ounce (1)	$4.67	$5.45	$5.05	$4.80
Total production cost per ounce (1)	$7.65	$8.76	$7.95	$8.29

Payable ounces of silver	1,551,171	1,229,021	5,345,677	5,278,892

	Three months ended		Nine months ended
	December 31,		December 31,
	2012	2011	2012	2011
Dolores Mine

Tonnes processed	1,508,506	-	4,346,595	-
Average silver grade - grams per tonne	46	-	42	-
Average gold grade - grams per tonne	0.38	-	0.40	-
Average silver recovery - percent	41.4%	-	45.7%	-
Average gold recovery - percent	80.2%	-	78.0%	-
Silver - ounces	930,113	-	2,652,851	-
Gold - ounces	14,698	-	43,476	-

Total cash cost per ounce (1)	$3.78	$-	$4.05	$-
Total production cost per ounce (1)	$10.80	$-	$16.88	$-

Payable ounces of silver	927,788	-	2,646,219	-
* Production and cost figures represent nine months in Pan American ownership in 2012.

	Three months ended		Twelve months ended
	December 31,		December 31,
	2012	2011	2012	2011

Huaron Mine

Tonnes milled	173,895	166,544	683,483	614,437
Average silver grade - grams per tonne	163	179	162	177
Average zinc grade - percent	2.46%	2.67%	2.54%	2.46%
Average silver recovery - percent	83.4%	80.4%	81.7%	79.1%
Silver - ounces	753,373	770,128	2,909,890	2,768,768
Gold - ounces	185	280	655	1,339
Zinc - tonnes	2,990	2,947	11,824	9,555
Lead - tonnes	1,127	1,548	4,727	4,865
Copper - tonnes	622	355	2,257	1,278

Total cash cost per ounce (1)	$21.81	$14.84	$17.51	$14.03
Total production cost per ounce (1)	$24.74	$21.01	$21.02	$16.89

Payable ounces of silver	643,351	688,276	2,506,481	2,491,190

	Three months ended		Twelve months ended
	December 31,		December 31,
	2012	2011	2012	2011
Morococha Mine*

Tonnes milled	141,954	122,834	535,086	483,104
Average silver grade - grams per tonne	141	118	143	128
Average zinc grade - percent	2.69%	3.31%	2.83%	2.74%
Average silver recovery - percent	86.9%	86.1%	84.9%	86.1%
Silver - ounces	551,760	401,354	2,083,726	1,711,668
Gold - ounces	694	445	2,840	1,691
Zinc - tonnes	3,089	3,244	11,925	10,676
Lead - tonnes	859	641	3,601	3,050
Copper - tonnes	467	377	1,502	1,522

Total cash cost per ounce (1)	$25.96	$24.92	$23.48	$16.11
Total production cost per ounce (1)	$32.01	$40.07	$29.75	$22.19

Payable ounces of silver	472,490	349,617	1,776,333	1,520,702
* Production and cost figures are of Pan American's share only. Pan American's ownership is 92.2%
	Three months ended		Twelve months ended
	December 31,		December 31,
	2012	2011	2012	2011

San Vicente Mine

Tonnes milled	79,613	77,760	306,063	282,960
Average silver grade - grams per tonne	422	368	419	382
Average zinc grade - percent	2.23%	2.44%	2.15%	2.26%
Average silver recovery - percent	91.1%	91.5%	90.7%	90.1%
Silver - ounces	971,031	842,157	3,726,024	3,130,145
Zinc - tonnes	1,296	1,501	4,918	4,792
Copper - tonnes	-	210	-	649
Lead - tonnes	93	-	432	-

Total cash cost per ounce (1)	$19.84	$13.35	$18.92	$13.48
Total production cost per ounce (1)	$22.86	$15.67	$22.05	$17.14

Payable ounces of silver	887,816	752,514	3,390,683	2,849,243
* Production and cost figures are of Pan American's share only. Pan American's ownership is 95%

	Three months ended		Twelve months ended
	December 31,		December 31,
	2012	2011	2012	2011

Manantial Espejo Mine

Tonnes milled	187,790	166,567	734,335	697,205
Average silver grade - grams per tonne	182	167	170	185
Average gold grade - grams per tonne	2.09	2.27	1.94	2.48
Average silver recovery - percent	91.9%	89.3%	89.8%	90.2%
Average gold recovery - percent	95.0%	94.6%	94.2%	95.1%
Silver - ounces	1,034,596	829,553	3,632,550	3,766,504
Gold - ounces	11,503	11,114	43,339	52,998

Total cash cost per ounce (1)	$13.08	$7.85	$14.65	$7.36
Total production cost per ounce (1)	$21.41	$18.34	$22.73	$15.89

Payable ounces of silver	1,032,527	827,894	3,625,285	3,758,971

(1)	Cash costs per payable ounce of silver is a non-GAAP measure. The Company believes that, in addition to production costs, depreciation and amortization and royalties, cash cost per ounce is a useful and complementary benchmark that investors use to evaluate the Company's performance and ability to generate cash flow and is well understood and widely reported in the silver mining industry. However, cash costs per ounce does not have a standardized meaning prescribed by IFRS ("International
Financial Reporting Standards") as an indicator of performance. A reconciliation is shown below.

Cash Costs and Total Operating Costs per Ounce of Payable Silver
(Unaudited in thousands of U.S. dollars)
		Three months ended December 31,		Twelve months ended December 31,
		2012	2011	2012	2011
Production costs		$124,389	$94,818	$474,001	$341,363
Add/(Subtract)
Royalties		5,693	5,810	35,077	22,031
Smelting, refining, and transportation charges		18,746	16,076	68,097	64,132
By-product credits		(84,652)	(59,437)	(303,035)	(255,820)
Worker's participation and voluntary payments		(407)	(181)	(1,573)	(5,632)
Change in inventories		13,758	(4,698)	22,521	30,103
Other		1,479	4,993	(2,475)	3,765
Not controlling interests		(1,968)	(1,268)	(6,914)	(4,099)
Cash Operating Costs	A	77,038	56,113	285,699	195,843

Add/(Subtract)
Depreciation and amortization		32,242	23,463	108,153	82,756
Closure and decommissioning provision		655	896	2,999	3,268
Change in inventories		(3,857)	4,361	6,273	659
Other		-	(240)	(746)	(815)
Not-controlling interests		(384)	(541)	(1,504)	(1,334)
Production Costs	B	105,694	84,052	400,874	280,377

Payable Silver Production (oz)	C	6,558,268	5,020,804	23,746,108	20,753,040
Total Cash costs per ounce	(A*$1000)/C	$11.75	$11.18	$12.03	9.44
Total Production Costs per ounce	(B*$1000)/C	$16.12	$16.74	$16.88	13.51

Pan American Silver Corp.
Consolidated Statements of Financial Position
As at December 31, 2012 and 2011 (Unaudited in thousands of U.S. dollars)
	December 31, 2012	December 31, 2011

Assets
Current assets
Cash	$346,208	$262,901
Short-term investments	196,116	228,321
Trade and other receivables	134,612	103,433
Income taxes receivable	18,671	2,542
Inventories	270,089	135,696
Derivative financial instruments	25	-
Prepaids and other current assets	9,546	9,343
	975,267	742,236
Non-current assets
Mineral property, plant and equipment, net	2,182,742	1,189,708
Long-term refundable tax	9,937	10,253
Deferred tax assets	1,450	4,170
Other assets	7,291	5,429
Goodwill	211,292	-
Total Assets	$3,387,979	$1,951,796

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$136,757	$78,258
Provisions	7,022	2,341
Current portion of finance lease	12,473	20,841
Current income tax liabilities	40,346	74,366
	196,598	175,806
Non-current liabilities
Provisions	45,661	59,052
Deferred tax liabilities	321,630	54,919
Share purchase warrants	8,594	23,651
Long-term portion of finance lease	24,377	10,824
Long-term debt	41,134	-
Other long-term liabilities	23,256	25,457
Total Liabilities	661,250	349,709

Equity
Capital and reserves
Issued capital	2,300,517	1,243,241
Share option reserve	20,560	8,631
Investment revaluation reserve	964	2,146
Retained earnings	397,360	339,821
Total Equity attributable to equity holders of the Company	2,719,401	1,593,839
Non-controlling interests	7,328	8,248
Total Equity	2,726,279	1,602,087
Total Liabilities and Equity	$3,387,979	$1,951,796

Pan American Silver Corp. Consolidated Income Statements
(Unaudited in thousands of U.S. dollars, except for share and per share amounts)
	Three months ended December 31,		Twelve months ended December 31,
	2012	2011	2012	2011
Revenue	$247,335	$212,361	$928,594	$855,275
Cost of sales
Production costs	(124,389)	(94,818)	(474,001)	(341,363)
Depreciation and amortization	(32,242)	(23,463)	(108,153)	(82,756)
Royalties	(5,693)	(5,810)	(35,077)	(22,031)
	(162,324)	(124,091)	(617,231)	(446,150)
Mine operating earnings	$85,011	$88,270	$311,363	$409,125

General and administrative	(4,638)	(5,068)	(20,790)	(18,291)
Exploration and project development	(10,405)	(8,804)	(36,746)	(27,727)
Impairment charge	(100,009)	-	(100,009)	-
Acquisition costs	-	-	(16,162)	-
Foreign exchange gains (losses)	4,883	2,366	5,577	(8,126)
Gains (losses) on commodity and foreign currency contracts	279	(272)	421	681
Gain on sale of assets	1,466	136	9,652	1,190
Other income	-	10,079	5,370	15,728
(Loss) earnings from continuing operations	(23,413)	86,707	158,676	372,580

Gain on derivatives	14,203	30,994	24,159	101,828
Investment income	3,032	936	6,178	3,055
Interest and finance expense	(3,326)	(1,920)	(7,678)	(6,199)
(Loss) earnings before income taxes	(9,504)	116,717	181,335	471,264
Income tax expense	(19,907)	(21,250)	(93,822)	(117,118)
Net (loss) earnings for the period	$(29,411)	$95,467	$87,513	$354,146

Attributable to:
Equity holders of the Company	$(29,060)	$95,356	$87,359	$352,494
Non-controlling interests	(351)	111	154	1,652
	$(29,411)	$95,467	$87,513	$354,146
Earnings per share attributable to common shareholders
Basic earnings per share	$(0.19)	$0.89	0.62	3.31
Diluted earnings per share	$(0.24)	$0.89	0.55	3.31
Weighted average shares outstanding (in 000's) Basic	152,332	106,563	140,883	106,434
Weighted average shares outstanding (in 000's) Diluted	154,259	106,679	142,442	106,598

Consolidated Statements of Comprehensive Income
(unaudited in thousands of U.S. dollars)
	Three months ended December 31,		Twelve months ended December 31,
	2012	2011	2012	2011
Net (loss) earnings for the period	$(29,411)	$95,467	$87,513	$354,146

Unrealized net gains (loss) on available for sale securities (net of zero dollars tax)	1,298	(196)	2,452	(3,979)
Reclassification adjustment for net loss included in earnings	(2,570)	(386)	(3,634)	(1,573)
Total comprehensive (loss) income for the period	$(30,683)	$94,885	$86,331	$348,594

Total comprehensive (loss) income attributable to:
Equity holders of the Company	$(30,332)	$94,774	$86,177	$346,942
Non-controlling interests	(351)	111	154	1,652
	$(30,683)	$94,885	$86,331	$348,594

Pan American Silver Corp.
Consolidated Statements of Cash Flows
(Unaudited in thousands of U.S. dollars)
	Three months ended		Twelve months ended
	December 31,		December 31,
	2012	2011	2012	2011
Cash flow from operating activities
Net (loss) earnings for the year	$(29,411)	$95,467	$87,513	$354,146

Current income tax expense	34,270	22,521	93,689	109,347
Deferred income tax (recovery) expense	(14,363)	(1,271)	133	7,771
Depreciation and amortization	32,242	23,463	108,153	82,756
Impairment charge	100,009	-	100,009	-
Accretion on closure and decommissioning provision	655	897	2,999	3,268
Unrealized (gains) losses on foreign exchange	(584)	(9,627)	6,124	(1,071)
Stock-based compensation expense	(574)	430	4,142	3,502
Unrealized (gains) losses on commodity contracts	(34)	929	(25)	-
Gain on derivatives	(14,203)	(30,994)	(24,159)	(101,828)
Gain on sale of assets	(1,466)	(136)	(9,652)	(1,190)
Changes in non-cash operating working capital	(4,473)	8,482	(22,224)	(39,435)
Operating cash flows before interest and income taxes	102,068	110,161	346,702	417,266

Interest paid	(1,890)	(233)	(3,639)	(557)
Interest received	591	545	2,575	1,482
Income taxes paid	(19,166)	(5,506)	(152,333)	(58,736)
Net cash generated from operating activities	81,603	104,967	193,305	359,455

Cash flow from investing activities
Payments for mineral property, plant and equipment	(65,269)	(38,788)	(159,915)	(118,933)
(Purchase) maturity of short term investments	(77,083)	(36,583)	30,383	(51,071)
Acquisition of Minefinders, net of cash acquired	-	-	86,528	-
Proceeds from sale of mineral property, plant and equipment	410	152	1,692	1,297
Net refundable tax and other asset expenditures	1,072	3,859	1,989	(3,915)
Net cash used in investing activities	(140,870)	(71,360)	(39,323)	(172,622)

Cash flow from financing activities
Proceeds from issue of equity shares	514	1,047	3,195	4,453
Shares repurchased and cancelled	(10,719)	(66,093)	(41,749)	(94,034)
Dividends paid	(7,618)	(2,639)	(24,919)	(10,732)
Payments of construction and equipment leases	(1,745)	(3,102)	(6,213)	(4,646)
Net (distributions to)/contributions from non-controlling interests	(530)	(357)	(1,074)	904
Net cash used in financing activities	(20,098)	(71,144)	(70,760)	(104,055)
Effects of exchange rate changes on cash	(828)	950	85	202
Net (decrease) increase in cash	(80,193)	(36,587)	83,307	82,980
Cash at the beginning of the period	426,401	299,488	262,901	179,921
Cash at the end of the period	$346,208	$262,901	$346,208	$262,901

Supplemental Cash Flow Information
Significant Non-Cash Items
Fair value of shares issued as part of Minefinders acquisition	$-	$-	$1,088,104	$-
Replacement options issued as part of Minefinders acquisition	$-	$-	$10,739	$-
Post acquisition - expenditures associated with the replacement options	$-	$-	$699	$-
Fair value adjustment of warrants exercised	$-	$1,972	$-	$2,411
Advances received for construction and equipment leases	$4,021	$9,462	$11,538	$26,757
Stock compensation issued to employees and directors	$929	$1,265	$1,060	$1,329

SOURCE: Pan American Silver Corp.

%CIK: 0000771992

For further information:

Kettina Cordero
Manager, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 02:20e 21-FEB-13